ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from clearing organization and others	$	252,015
Interest received		188
Cash paid to suppliers and employees		(223,210)
Net cash provided by operating activities		28,993
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit with clearing organization		(91)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(12,500)
Net Increase in Cash		16,402
Beginning Cash		35,134
Ending Cash	$	51,536

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED		
BY OPERATING ACTIVITIES		
Net Income	$	16,603
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Decrease in receivable from broker-dealers and clearing organization		16,365
Decrease in other assets		4,738
Decrease in accounts payable		(8,713)
Net cash provided by operating activities	$	28,993

See Notes to Financial Statements